Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Melissa N. Rocha                                                                                                                             October 3, 2016
Senior Assistant Chief Accountant
Office of Manufacturing and Construction

Re:	The Procter & Gamble Company
Form 8-K filed August 2, 2016
File No. 1-00434

Dear Ms. Rocha,

This letter responds to the comments on The Procter & Gamble Company (the "Company" or "P&G") Form 8-K provided by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated September 26, 2016.  We have repeated your comments below in italics and have included our responses to each.

1.
In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures are useful to investors.  Please provide us with your proposed changes in your response letter.

Response
We acknowledge the Staff's comment.  In our most recent earnings release included in our From 8-K on August 2, 2016, we made a number of changes to our Regulation G discussion of non-GAAP measures in an attempt to be responsive to the updated Non-GAAP Compliance and Disclosure Interpretations issued May 17, 2016.  Those changes included a) expanded discussion of how and why our non-GAAP measures may be useful to investors, how they are used internally by management and b) more descriptive explanations of each of the adjustments made to Core earnings.  Specifically, our updated discussion provided added perspective on 1) how the non-GAAP measures provided useful perspective on trends excluding non-recurring or unusual items, 2) the extent to which the non-GAAP measures are used by management in making operating decisions and allocating financial resources and 3) the extent to which the non-GAAP measures are used in assessing management goals for at-risk compensation.  We also revised our discussion of the non-GAAP measures to make it clearer that they should be used as a supplement to and not a replacement of the non-GAAP measures.

Please refer to Exhibit 1 to this letter which provides the specific discussion of the Regulation G non-GAAP measures included in our August 2, 2016 Form 8-K.  The highlighted sections of that exhibit represent the changes or additions made to the August 2 Form 8-K, versus our previous discussion for the quarter ended March 31, 2016, in an attempt to be responsive to the SEC's updated guidance issued on May 17.

As noted in Exhibit 1, we believe each of our non-GAAP measures is useful because it provides perspective to investors about our business results through the eyes of management.  All of these measures may be useful to investors since they are used by management in making business decisions, in evaluating senior management and are a factor in determining their at-risk compensation.  The non-GAAP earnings measures generally provide a measure of comparability of underlying results, where "underlying" is meant to convey results excluding the described unusual and/or significant non-recurring items.

2.
We note that you exclude incremental restructuring charges from your selected financial information and non-GAAP financial measures including your non-GAAP core statement of operations. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business.  See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued May 7, 2016.

Response

As a large multinational company operating in multiple categories over an extended period of time, we have had, and continue to have, an ongoing level of restructuring activity.  As disclosed in past filings, annual costs for such restructuring activities have typically ranged from around $250 – 500 million before tax.  We have not made any non-GAAP earnings adjustments for this ongoing activity.  As announced in February of 2012, and disclosed in our prior filings with the SEC, we are in the midst of a multi-year transformational productivity program which involves significant incremental restructuring costs.  The productivity program is transformational and unique because of its significance in terms of the size of the reduction in both manufacturing and non-manufacturing overhead headcount, along with other supply chain (cost of goods) productivity.  For example, the program has a targeted reduction of non-manufacturing enrollment of up to 30%.  Through June 30, 2016 the program had resulted in a reduction in non-manufacturing headcount of approximately 24%.  During the same period, our total manufacturing enrollment has been reduced about 22% through plant closure, production consolidation and other same-site efficiency efforts.

This restructuring activity has clearly been transformational to our overhead structure and supply chain.  The before-tax costs to execute the program have been approximately $800 million, $1.1 billion and $1 billion during fiscal years 2014, 2015 and 2016, respectively, all of which significantly exceed the annual level of ongoing restructuring spending noted above.  While the current program is a multi-year effort, we do not view this level of enrollment reduction and supply chain re-design and the related restructuring costs to be normal, recurring or sustainable on a going basis.  Importantly, the non-GAAP adjustments included in the August 2 Form 8-K only include the incremental spending above the amount incurred in the year prior to the commencement of the transformational productivity program (fiscal 2011, which was within the $250-$500 million ongoing range discussed above).  Once this program is completed, we expect to revert to the above mentioned ongoing level of restructuring activity and would not present adjustments to our GAAP earnings for that activity.

3.
You present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures.  Please reconcile without presenting a full non-GAAP income statement in your next earnings release.  See question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued May 7, 2016.

Response

In response to the Staff's comment we will revise the Selected Financial Information & Non-GAAP Measures exhibit (the Exhibit) in future filings to exclude Net sales and other line items not impacted by non-GAAP adjustments from the Exhibit.  We will also eliminate certain of the subtotals and change the formatting of the schedule to make it evident that the Exhibit is not an income statement.  For your reference, Exhibit 2 to this letter provides a proposed reconciliation, showing the prior and planned format, using the information from the Regulation G non-GAAP reconciliation for the year ended June 30, 2016.

In connection with the foregoing response to the Staff's comments, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company's responses, please contact me at (513) 983-6666.

Sincerely,

Mick Homan
Vice President, Finance & Accounting - Corporate Accounting

cc:  Sandy Lane
       Associate General Counsel

Exhibit 1

Comparison of Procter & Gamble's Regulation G discussion of non-GAAP measures in the August 2, 2016  Form 8-K versus our previous discussion for the quarter ended March 31, 2016 – clarifying additions to August 2 Form 8-K highlighted in yellow

The Procter & Gamble Company Regulation G Reconciliation of Non-GAAP Measures

In accordance with the SEC's Regulation G, the following provides definitions of the non-GAAP measures used in Procter & Gamble's August 2, 2016 earnings call and associated slides and the reconciliation to the most closely related GAAP measure. We believe that these measures provide useful perspective of underlying business trends (i.e. trends excluding non-recurring or unusual items) and results and provide a supplemental measure of year-on-year results. The non-GAAP measures described below are used by Management in making operating decisions, allocating financial resources and for business strategy purposes. These measures may be useful to investors as they provide supplemental information about business performance and provide investors a view of our business results through the eyes of Management. These measures are also used to evaluate senior management and are a factor in determining their at-risk compensation. These non-GAAP measures are not intended to be considered by the user in place of the related GAAP measure, but rather as supplemental information to our business results. These non-GAAP measures may not be the same as similar measures used by other companies due to possible differences in method and in the items or events being adjusted.

The Core earnings measures included in the following reconciliation tables refer to the equivalent GAAP measures adjusted as applicable for the following items:
•
Incremental restructuring: While the Company has and continues to have an ongoing level of restructuring activities, beginning in 2012, Procter & Gamble began a $10 billion strategic productivity and cost savings initiative that includes incremental restructuring activities. This results in incremental restructuring charges to accelerate productivity efforts and cost savings.

•
Venezuela deconsolidation charge: For accounting purposes, evolving conditions resulted in a lack of control over our Venezuelan subsidiaries. Therefore, in accordance with the applicable accounting standards for consolidation, effective June 30, 2015, we deconsolidated our Venezuelan subsidiaries and began accounting for our investment in those subsidiaries using the cost method of accounting. The charge was incurred to write off our net assets related to Venezuela.

•
Charges for certain European legal matters: Several countries in Europe issued separate complaints alleging that the Company, along with several other companies, engaged in violations of competition laws in prior periods. The Company established legal reserves related to these charges. Management does not view these charges as indicative of underlying business results.

•
Venezuela B/S Remeasurement & Devaluation Impacts: Venezuela is a highly inflationary economy under U.S. GAAP. Prior to deconsolidation, the government enacted episodic changes to currency exchange mechanisms and rates, which resulted in currency remeasurement charges for non-dollar denominated monetary assets and liabilities held by our Venezuelan subsidiaries.

•
Non-cash impairment charges: During fiscal years 2013 and 2012, the Company incurred impairment charges related to the carrying value of goodwill and indefinite lived intangible assets in our Appliances and Salon Professional businesses.

•	Gain on Iberian JV Buyout: During fiscal year 2013, we incurred a holding gain on the purchase of the balance of our Iberian joint venture from our joint venture partner.

We do not view the above items to be part of our sustainable results, and their exclusion from core earnings measures provides a more comparable measure of year-on-year results.

Organic sales growth: Organic sales growth is a non-GAAP measure of sales growth excluding the impacts of the Venezuela deconsolidation, acquisitions, divestitures and foreign exchange from year-over-year comparisons. We believe this measure provides investors with a supplemental understanding of underlying sales trends by providing sales growth on a consistent basis. This measure is used in assessing achievement of management goals for at-risk compensation.

Core EPS and currency-neutral Core EPS: Core EPS is a measure of the Company's diluted net earnings per share from continuing operations adjusted as indicated. Currency-neutral Core EPS is a measure of the Company's Core EPS excluding the incremental current year impact of foreign exchange. Management views these non-GAAP measures as a useful supplemental measure of Company performance over time. The tables below provide a reconciliation of revised diluted net earnings per share to Core EPS and of Core EPS to currency-neutral Core EPS.

Core operating profit margin: Core operating profit margin is a measure of the Company's operating margin adjusted for items as indicated. Management believes this non-GAAP measure provides a supplemental perspective to the Company's operating efficiency over time.

Core gross margin: Core gross margin is a measure of the Company's gross margin adjusted for items as indicated. Management believes this non-GAAP measure provides a supplemental perspective to the Company's operating efficiency over time.

Adjusted free cash flow: Adjusted free cash flow is defined as operating cash flow less capital spending excluding tax payments for the Pet divestiture. Adjusted free cash flow represents the cash that the Company is able to generate after taking into account planned maintenance and asset expansion. We view adjusted free cash flow as an important measure because it is one factor used in determining the amount of cash available for dividends, share repurchases, acquisitions and other discretionary investments.

Adjusted free cash flow productivity: Adjusted free cash flow productivity is defined as the ratio of adjusted free cash flow to net earnings excluding Batteries impairments, the gain on the sale of the Batteries business and Venezuela charges. We view adjusted free cash flow productivity as a useful measure to help investors understand P&G's ability to generate cash. Adjusted free cash flow productivity is used by management in making operating decisions, allocating financial resources and for budget planning purposes. The Company's long-term target is to generate annual adjusted free cash flow productivity at or above 90 percent.

Exhibit 2
Proposed Non-GAAP Reconciliation Table

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES (Amounts in Millions Except Per Share Amounts) Reconciliation of Non-GAAP Measures
Fiscal Year Ended June 30, 2016
	AS REPORTED (GAAP)	DISCONTINUED OPERATIONS	INCREMENTAL RESTRUCTURING	CHARGES FOR EUROPEAN LEGAL MATTERS	ROUNDING	NON-GAAP (CORE)
COST OF PRODUCTS SOLD	32,909		(624)	—	—	32,285
GROSS PROFIT	32,390		624	—	—	33,014
GROSS MARGIN	49.6%		1.0%	—%	—%	50.6%
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE	18,949		31	(13)	—	18,967
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE AS A % OF NET SALES	29.0%		—%	—%	—%	29.0%
OPERATING INCOME	13,441		593	13	—	14,047
OPERATING PROFIT MARGIN	20.6%		0.9%	—%	—%	21.5%
INCOME TAX ON CONTINUING OPERATIONS	3,342		94	2	(1)	3,437
NET EARNINGS ATTRIBUTABLE TO P&G	10,508	(577)	499	11		10,441
EFFECTIVE TAX RATE	25.0%		(0.4)%	—%	—%	24.6%
						Core EPS:
DILUTED NET EARNINGS PER COMMON SHARE*	3.69	(0.20)	0.18	—	—	3.67
	CURRENCY IMPACT TO CORE EARNINGS					(0.35)
	CURRENCY-NEUTRAL CORE EPS					4.02
* Diluted net earnings per common share are calculated on net earnings attributable to Procter & Gamble.

Previous Non-GAAP Reconciliation Table

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES (Amounts in Millions Except Per Share Amounts) Selected Financial Information & Non-GAAP Measures
Fiscal Year Ended June 30, 2016
	AS REPORTED (GAAP)	DISCONTINUED OPERATIONS	INCREMENTAL RESTRUCTURING	CHARGES FOR EUROPEAN LEGAL MATTERS	ROUNDING	NON-GAAP (CORE)
NET SALES	65,299	—	—	—	—	65,299
COST OF PRODUCTS SOLD	32,909	—	(624)	—	—	32,285
GROSS PROFIT	32,390	—	624	—	—	33,014
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE	18,949	—	31	(13)	—	18,967
OPERATING INCOME	13,441	—	593	13	—	14,047
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	13,369	—	593	13	(1)	13,974
INCOME TAX ON CONTINUING OPERATIONS	3,342	—	94	2	(1)	3,437
NET EARNINGS FROM CONTINUING OPERATIONS	10,027	—	499	11		10,537
NET EARNINGS/(LOSS) FROM DISCONTINUED OPERATIONS	577	(577)		—		—
NET EARNINGS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	96	—		—		96
NET EARNINGS ATTRIBUTABLE TO P&G	10,508	(577)	499	11		10,441
GROSS MARGIN	49.6%	—%	1.0%	—%	—%	50.6%
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE AS A % OF NET SALES	29.0%	—%	—%	—%	—%	29.0%
OPERATING PROFIT MARGIN	20.6%	—%	0.9%	—%	—%	21.5%
EFFECTIVE TAX RATE	25.0%	—%	(0.4)%	—%	—%	24.6%
						Core EPS:
DILUTED NET EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS*	3.49	—	0.18	—	—	3.67
	CURRENCY IMPACT TO CORE EARNINGS					(0.35)
	CURRENCY-NEUTRAL CORE EPS					4.02

* Diluted net earnings per common share are calculated on net earnings attributable to Procter & Gamble.